UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

8 March 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Lantheus Medical Imaging, Inc.

File Nos. 333-169785 & 333-173260 -- CF# 29198

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Lantheus Medical Imaging, Inc. submitted an application under Rule 406 of the Securities Act and Rule 24b-2 of the Securities Exchange Act requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on October 6, 2010, as amended; a Form 10-K filed on March 8, 2011; a Form S-4 registration statement filed on April 1, 2011; and a Form 10-Q filed on May 15, 2012.

Based on representations by Lantheus Medical Imaging, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.13	S-4	October 6, 2010	through December 31, 2014
10.14	S-4	October 6, 2010	through December 31, 2014
10.15	S-4	October 6, 2010	through December 31, 2014
10.29	S-4	October 6, 2010	through December 31, 2014
10.30	S-4	October 6, 2010	through December 31, 2014
10.31	S-4	October 6, 2010	through December 31, 2014
10.21	10-K	March 8, 2011	through December 31, 2014
10.22	S-4	April 1, 2011	through December 31, 2014
10.3	10-Q	May 15, 2012	through December 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel